

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2023

Maria Palasis, Ph.D.
Chief Executive Officer
Lyra Therapeutics, Inc.
480 Arsenal Way
Watertown, MA 02472

      Re: Lyra Therapeutics, Inc.
          Registration Statement on Form S-3
          Filed June 28, 2023
          File No. 333-272981

Dear Maria Palasis:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Benjamin Richie at 202-551-7857 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Industrial Applications and Services

cc: Peter Handrinos